UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A - 16 OR 15D - 16 OF

THE SECURITIES EXCHANGE ACT OF 1934

(25 September 2023)

Commission File No. 001-32846

CRH public limited company

(Translation of registrant’s name into English)

Stonemason’s Way, Rathfarnham,

Dublin 16, D16 KH51, Ireland

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒   Form 40-F ☐

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM F-3 (FILE NO. 333-273244) AND FORM S-8 (FILE NOS. 333-274148, 333-202772, 333-173246, 333-165870 AND 333-90808) OF CRH PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

On September 25, 2023, CRH plc (the “Company” or “CRH”) completed the previously announced listing of its ordinary shares on the New York Stock Exchange (the “NYSE Listing”). In addition, on September 25, 2023, the Company’s listing category of ordinary shares on the London Stock Exchange transferred from a premium listing to a standard listing and the secondary listing of the ordinary shares on Euronext Dublin and the admission of the ordinary shares for trading on Euronext Dublin were cancelled. In connection with the NYSE listing, CRH’s American Depositary Shares (“ADS”) program and the listing of the ADSs on the New York Stock Exchange were terminated and all previously outstanding ADSs were cancelled and mandatorily exchanged into the right to receive the amount of ordinary shares they represented.

Further, with effect from September 25, 2023, CRH’s Articles of Association were amended, among other things, to reflect changes to the clearing and settlement of the ordinary shares. The amendments were approved by the Company’s shareholders in an extraordinary general meeting held on June 8, 2023. The amended Articles of Association are attached as Exhibit 99.1 to this report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRH public limited company

(Registrant)

Date: 25 September 2023

	By:	/s/ Neil Colgan
N. Colgan
Company Secretary